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Ushir Shah · 3rd

Founder of fintech startup Namu

New York, New York · 500+ connections · Contact info

Namu

Cornell Johnson Graduate School of Management

About

Building businesses at the intersection of technology and finance in wealth management and financial advisory. Stints at higher ed, energy, IoT, and investment banking blockchain startups along the way.
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Activity

1,246 followers



I'm excited to be at Money 20/20 this October with the Namu team, let's me...

Ushir shared this
18 Likes • 1 Comment



Great talk last night in NYC Brad Smith and Trevor N., looking forwar...

Ushir replied to a comment



Howard See, Rushabh Doshi seems fairly accurate for us...

Ushir commented

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Experience



Founder & CEO
Namu · Self-employed
Sep 2018 – Present · 1 yr 2 mos
New York, NY

Fintech startup solving finances for 1099 workers.



Chief Technology Strategist
BankerBay · Contract
May 2018 – Jun 2019 · 1 yr 2 mos
New York, NY

Leading tech strategy for blockchain and security token design and development for disrupting the global mid-market investment banking space.

Investor and Member of Board of Directors
Mobile Search Security · Part-time
Aug 2015 – Jun 2019 · 3 yrs 11 mos
New York, NY

Providing strategic direction to an innovative and leading mobile security and authentication startup with specialized patented technologies.



Chief Executive Officer
Softdel · Full-time
Feb 2017 – Apr 2018 · 1 yr 3 mos
Stamford, CT

Hired to develop new vision, growth strategy, and launch new products for building and home automation markets. Traveled globally for sales and achieved revenue growth of +32% in first year, including new customer projects and partnerships with Intel IoT, Microsoft Azure IoT, and other major OEM's in the IoT space. Grew global staff from 112 to 174 to support ne... See more



National Advisory Panel Member
TD Ameritrade Institutional · Part-time
Jan 2016 – Dec 2016 · 12 mos

As a member of the panel, we represent the "voice" of the RIA community and help shape strategic direction of TD Ameritrade Institutional's services.

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Education



Cornell Johnson Graduate School of Management
MBA, Entrepreneurship
2010 – 2012
Activities and Societies: Cornell Entrepreneur Network



Boston University
B.S., Computer Systems Engineering
1994 – 1998

Cum Laude

Licenses & Certifications

Venture Deals
Kauffman Fellows & Techstars
Issued May 2019 · No Expiration Date



Growth Hacking Digital Marketing
Eazl.co
Issued Aug 2018 · No Expiration Date
Credential ID 2395

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Notary Public
New York State
Issued Aug 2018 · Expires Jul 2022

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Volunteer Experience



Advisory Board
Antea Group
Jan 2012 – May 2014 · 2 yrs 5 mos
Environment

Skills & Endorsements

Business Strategy · 34

 Endorsed by **2 of Ushir's colleagues at Round Table Wealth Management**

Start-ups · 21

 Endorsed by **Chris E., who is highly skilled at this**

 Endorsed by **4 of Ushir's colleagues at Rockefeller & Co., Inc.**

Management · 10

 Endorsed by **2 of Ushir's colleagues at Rockefeller & Co., Inc.**

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Recommendations

Received (12)   Given (1)



John Rapa
Managing Partner / Chief Executive Officer at Tellefsen and Company, L.L.C.
March 7, 2011, Ushir was a client of John's

We had the privlege of working with Ushir at Rockefeller Financial over the last two years. He is a highly professional technology manager and has an excellent grasp of state of the art technologies, tech strategy and business user needs. I would highly recommend him to any organization seeking a... **See more**



Susan McDermott
Chief Operating Officer for Rockit Solutions LLC
May 10, 2010, Susan worked with Ushir in different groups

Ushir is a professional of the highest integrity. He possesses extraordinary communication skills and facilitates every project he participates in just by his charismatic nature. He is a self-educator and is always up to speed on the latest trends in business and technology. I would highly recommend... **See more**

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Accomplishments

1   **Language**   ⌄
         English

Interests

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